

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 20, 2006

J. Marshall Dodson
Vice President and Chief Accounting Office
Key Energy Services, Inc.
1301 McKinney, Suite 1800
Houston, Texas 77010

> **Re:** **Item 4.02 Form 8-K**
> **Filed October 20, 2006**
> **File No. 1-08038**

Dear Mr. J. Marshall Dodson:

We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment. Our review has been limited to the items identified in following comment.

<u>Item 4.02 Form 8-K Filed October 19, 2006</u>

Please amend your report to include all of the information require by Item 4.02(a) of Form 8-K. You should file your amendment as a Form 8-K/A with the Item 4.02 designation.

1. Please expand your disclosure to provide all information required by Item 4.02(a) of Form 8-K, including the following:

   - Indicate the date of your conclusion that reliance should not be placed on the identified financial statements and periods. Refer to Item 4.02.a.1 of Form 8-K.

   - Indicated whether or not the audit committee or board of directors in the absence of the audit committee or authorized officers discussed with your independents accountants the matters disclosed relating to the non-reliance of your financial statements Refer to Item 4.02.a.3 of Form 8-K.

You should file an amendment to the Form 8-K in response to this comment on or before five business days from date of letter.

If your have any questions, please call Jon Duersch at (202) 551-3719.

Sincerely,

Jill S. Davis
Branch Chief